FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated March 9, 2004, announcing that Registrant’s U.S. subsidiary, Spacenet Inc., has signed a wholesale agreement with New Edge Networks that allows the company to offer Spacenet’s Connexstar satellite service as its newest broadband service offering.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Yaron Suher —————————————— Yaron Suher V.P. Financial Planning and Treasury

Dated: March 10, 2004

Mar 09, 2004

Connexstar satellite service from Gilat’s Spacenet subsidiary to be marketed by New Edge Networks throughout the United States and Canada
Wholesale agreement enables broadband networking industry leader to add satellite broadband to its product mix

Petah Tikva, Israel, March 9, 2004 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced that its U.S. subsidiary, Spacenet Inc., has signed a wholesale agreement with New Edge Networks that allows the company to offer Spacenet’s Connexstar satellite service as its newest broadband service offering.

Connexstar provides commercial-grade, always-on broadband connectivity to multi-site enterprises of any size. The service supports a wide range of business applications, including high-speed credit authorization, in-store licensed music, distance learning, content multicasting and secure private networking services – all through a single, compact, remote access device incorporating advanced networking and routing functionality.

New Edge Networks will offer Connexstar throughout the United States and Canada. New Edge Networks will bill and collect from its customers. Spacenet will provide, install and maintain broadband satellite systems on behalf of New Edge.

New Edge Networks intends to market and sell Connexstar services direct, through agents, and its reselling partners. The company is already accepting orders.

“Where we cannot cover the map with other broadband access technology options such as DSL, frame relay, private line or Cable TV, we will offer Connexstar – Spacenet’s industry-leading, business-class satellite broadband service,” said Dan Moffat, president and CEO of New Edge Networks. “With a single point of contact with New Edge Networks, customers now have a choice of carriers, technologies, and products at virtually any business address in the United States.”

New Edge Networks will link its nationwide network with Spacenet in McLean, Va., where the satellite data traffic hand-off occurs between the two companies. New Edge Networks uses its national backbone network for delivering data traffic to its customers’ destinations.

“For years, many of the world’s largest multi-site enterprises have relied on Connexstar satellite technology to power their wide area networks. Now, connectivity industry leaders such as New Edge are adding satellite to their technology portfolios, thereby affirming that satellite plays a critical role in today’s blended, multi-site business environment,” said Bill Gerety, president and CEO of Spacenet. “We believe Spacenet’s industry-leading technology, as well as its experience providing networks for some of the world’s largest blue-chip companies, make us a great fit for New Edge Networks.”

Business customers can choose among three satellite bandwidth options that start at $99 per month, plus the one-time cost of a satellite dish and installation.

About New Edge Networks
New Edge Networks is a single-source, national provider of secure, multi-site managed data networks and dedicated Internet access for businesses and communications carriers. New Edge Networks seamlessly integrates a wide variety of last-mile broadband access services available through multiple carriers, technologies, and geographic regions worldwide. Its customers include telecom carriers, small to midsize businesses, large corporations, and their telecommuters anywhere. New Edge Networks owns a nationwide multi-services network with more than 850 carrier-class switches and Internet routers. It has one of the country’s largest coverage footprints with a strong presence in small and midsize markets. Frost and Sullivan selected New Edge Networks as its 2004 Telecom Company of the Year. The company’s Web site is www.newedgenetworks.com. Telephone: 1-360-693-9009.

About Spacenet
Spacenet Inc. provides two-way satellite-based broadband networking solutions throughout North America under the Connexstar brand, and has more than 15 years’ experience in providing connectivity, provisioning, operations and maintenance to enterprise and government customers, including some of the largest satellite-based networks in the world. Spacenet is based in McLean, Virginia, and is a wholly owned subsidiary of Gilat Satellite Networks, Ltd. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with nearly 400,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 70 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Relations
+1 703- 848-1515

tim.perrott@spacenet.com

Gilat Media Contact:
Barry Spielman,
Senior Director, Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com

Spacenet Media Contact
Fritz Stolzenbach
Director, Marketing
+17038481515
fritz.stolzenbach@spacenet.com